SPL
Innovate·Adapt·Excel


03024362

FILE NO.
82 - 34708

July 3, 2003

VIA FEDERAL EXPRESS


SEC MAIL
RECEIVED
PROCESSING
JUL - 7 2003
WASH. D.C.
188
SECTION

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: SPL WorldGroup B.V. / File No. 82-34708 / Additional Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed information is being furnished on behalf of SPL WorldGroup B.V. (the "Company"), a private limited liability company organized under the laws of The Netherlands, pursuant to the exemption granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Accordingly, the following documents represent additional material being submitted in respect of the Company's File No. 82-34708:

1. Amended extract from the Trade Register in Amsterdam for SPL WorldGroup B.V., dated July 1, 2003 (in Dutch and accompanied by English translation), with an explanatory Annex; and
2. Press Release titled: "Knoxville Utilities Board Takes Advantage of SPL WorldGroup's New Approach to Customer Support", dated June 30, 2003.

By providing the foregoing information, the Company is not admitting that any of such information is material to an investment decision in its equity securities.

If you have any questions or require any additional information, please contact me at (415) 357-4767 or Robert A. Zuccaro of Latham & Watkins at (212) 906-1295.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed, self-addressed stamped envelope.

Very truly yours,

Richard V. Zolezzi (ak)

Richard V. Zolezzi
Senior Vice President and General Counsel

PROCESSED
JUL 17 2003
THOMSON FINANCIAL

RVZ:alk
encls/
cc: Robert A. Zuccaro, Esq.

h:\ak\myd\SEC\(13th subm)7-3-03fdx.com

SPL WORLDGROUP B.V.
75 HAWTHORNE PLAZA, 20TH FLOOR, SAN FRANCISCO, CA 94105 TEL: 415-974-8965 FAX: 415-974-8966 www.splwg.com


KAMER VAN KOOPHANDEL
AMSTERDAM

Dossiernummer: 33257798 Blad 00001

Uittreksel uit het handelsregister van de Kamer van Koophandel en Fabrieken voor Amsterdam

---

Rechtspersoon:

Rechtsvorm	:Besloten vennootschap
Naam	:SPL Worldgroup B.V.
Statutaire zetel	:Amsterdam
Eerste inschrijving in het handelsregister	:06-04-1994
Akte van oprichting	:28-03-1994
Akte laatste statuten-wijziging	:05-06-2002
Maatschappelijk kapitaal	:EUR 3.403.351,62
Geplaatst kapitaal	:EUR 745.526,70
Gestort kapitaal	:EUR 745.526,70
Er zijn verschillende soorten aandelen	:Raadpleeg het handelsregisterdossier
Overige gegevens	:(Kapitaal omgezet in euro ex art. 2:178c B.W.)

Onderneming:

Handelsna(a)m(en)	:SPL Worldgroup B.V.
Adres	:Teleportboulevard 140, 1043EJ Amsterdam
Correspondentieadres	:Postbus 2838, 1000CV Amsterdam
Telefoonnummer	:020-5405800
Faxnummer	:020-6447011
Datum vestiging	:28-03-1994
Bedrijfsomschrijving	:Holding- en financieringmaatschappij
Werkzame personen	:0

Bestuurder(s):

Naam	:Winer, Trevor
Geboortedatum en -plaats	:05-04-1939, Kroonstad, Zuid-Afrika
Adres	:12 Nursery Lane, Constantia 7806 Cape Town, Zuid-Afrika
Infunctietreding	:28-03-1994
Titel	:Directeur
Bevoegdheid	:Alleen/zelfstandig bevoegd
Naam	:Meresman, Stanley J.
Geboortedatum en -plaats	:28-10-1946, New York City, Ver. Staten van Amerika
Adres	:Huntington Lane 2971, CA 94024 Los Altos, Ver.

26,32 01-07-2003 Blad 00002 volgt.

HOOFDKANTOOR
DE RUYTERKADE 5
POSTBUS 2852, 1000 CW AMSTERDAM
T (020) 531 40 00 F (020) 531 45 96



KAMER VAN KOOPHANDEL AMSTERDAM

Dossiernummer: 33257798 Blad 00002

	Staten van Amerika ....
Infunctietreding	:09-02-1998 ....
Titel	:Directeur ....
Bevoegdheid	:Alleen/zelfstandig bevoegd ....
Naam	:Folb, Lewis John ....
Geboortedatum en -plaats	:13-07-1945, Johannesburg, Zuid-Afrika ....
Adres	:15 Carmen Street, St Ives NSW 2075, Australië .
Infunctietreding	:28-12-2000 ....
Titel	:Directeur ....
Bevoegdheid	:Alleen/zelfstandig bevoegd ....
Naam	:Rotbard, Aliza ....
Geboortedatum en -plaats	:12-01-1946, Buenos Aires, Argentinië ....
Adres	:Sea&Fun, Rozenblum 8, IS- 6101 Tel-Aviv, Israël
Infunctietreding	:28-12-2000 ....
Titel	:Directeur ....
Bevoegdheid	:Alleen/zelfstandig bevoegd ....
Naam	:Gruffat, Jean-Claude ....
Geboortedatum en -plaats	:06-11-1944, Lyon, Frankrijk ....
Adres	:8 Avenue de Lowendal, 75007 Parijs, Frankrijk .
Infunctietreding	:15-04-2003 ....
Titel	:Directeur ....
Bevoegdheid	:Alleen/zelfstandig bevoegd ....

Alleen geldig indien door de kamer voorzien van een ondertekening.

38,32

Zaandam, 01-07-2003

Voor uittreksel

mw. M.W. van Vulpen

HOOFDKANTOOR
DE RUYTERKADE 5
POSTBUS 2852, 1000 CW AMSTERDAM
T (020) 531 40 00 F (020) 531 45 96


KAMER VAN KOOPHANDEL
AMSTERDAM

English translation of an extract from the commercial register of the Chamber of Commerce and Industries for Amsterdam

---

Legal person:

Legal form	:Besloten Vennootschap (Private Limited Liability Company)
Name	:SPL Worldgroup B.V.
Statutory seat	:Amsterdam
First registration in the commercial register	:06-04-1994
Incorporation deed	:28-03-1994
Deed of latest amendment of articles	:05-06-2002
Authorized capital	:EUR 3.403.351,62
Issued capital	:EUR 745.526,70
Paid up capital	:EUR 745.526,70
There are different classes of shares	:Consult the commercial register file
Other information	:See Dutch extract

Undertaking:

Tradename(s)	:SPL Worldgroup B.V.
Address	:Teleportboulevard 140, 1043EJ Amsterdam
Mailing address	:Postbus 2838, 1000CV Amsterdam
Telephone number	:020-5405800
Fax number	:020-6447011
Date of establishment	:28-03-1994
Description of business conducted	:See Dutch extract
Employees	:0

Director(s):

Name	:Winer, Trevor
Date and place of birth	:05-04-1939, Kroonstad, South-Africa
Address	:12 Nursery Lane, Constantia 7806 Cape Town, South-Africa
Date of entry into office	:28-03-1994
Title	:Directeur
Powers	:Solely/independently authorised
Name	:Meresman, Stanley J.
Date and place of birth	:28-10-1946, New York City, United States of ...

HOOFDKANTOOR
DE RUYTERKADE 5
POSTBUS 2852, 1000 CW AMSTERDAM
T (020) 531 40 00 F (020) 531 45 96

02-04706


KAMER VAN KOOPHANDEL
AMSTERDAM

	America
Address	:Huntington Lane 2971, CA 94024 Los Altos, United States of America
Date of entry into office	:09-02-1998
Title	:Directeur
Powers	:Solely/independently authorised
Name	:Folb, Lewis John
Date and place of birth	:13-07-1945, Johannesburg, South-Africa
Address	:15 Carmen Street, St Ives NSW 2075, Australia
Date of entry into office	:28-12-2000
Title	:Directeur
Powers	:Solely/independently authorised
Name	:Rotbard, Aliza
Date and place of birth	:12-01-1946, Buenos Aires, Argentina
Address	:Sea&Fun, Rozenblum 8, IS- 6101 Tel-Aviv, Israel
Date of entry into office	:28-12-2000
Title	:Directeur
Powers	:Solely/independently authorised
Name	:Gruffat, Jean-Claude
Date and place of birth	:06-11-1944, Lyon, France
Address	:8 Avenue de Lowendal, 75007 Parijs, France
Date of entry into office	:15-04-2003
Title	:Directeur
Powers	:Solely/independently authorised

Issued by the chamber of commerce

41,00

Zaandam, 01-07-2003

HOOFDKANTOOR
DE RUYTERKADE 5
POSTBUS 2852, 1000 CW AMSTERDAM
T (020) 531 40 00 F (020) 531 45 96

Annex

Annex to the extract from the Dutch Trade Register for SPL WorldGroup B.V., dated: July 2, 2003

Changes registered with the Trade Register as evidenced by this extract:

- resignation of CD Hobbs as Managing Director, registered with the Trade Register by means of filing a Form 16.



Innovate·Adapt·Excel


Press Releases



FOR IMMEDIATE RELEASE

Contacts:
Richard Virgilio
Stephenson Group
(973) 989-1177
rvirgilio@stephensongroup.com

Tracey Mitchell
SPL WorldGroup, Inc.
(973) 401-7525
tracey_mitchell@splwg.com

Knoxville Utilities Board Takes Advantage of SPL WorldGroup's New Approach to Customer Support

Morristown, NJ, June 30, 2003 — SPL WorldGroup has announced that the Knoxville Utilities Board (KUB) is its first customer to sign up for post-implementation operational support services under its new Retention Services option.

Under the terms of the agreement, KUB will have access to SPL's operational support staff for assistance on issues ranging from maintaining extension code, to data errors, to support for all updates and upgrades both to the application and the operating system. KUB also has the option to use SPL support to extend or add new functionality to its existing system, providing the company with critical flexibility in continuing to meet the needs of the changing utility industry. (Note that SPL products accommodate extensions and maintain the integrity of the extensions when the products are upgraded.)

Last November, KUB implemented with PeopleSoft® CIS, a customer management product designed, developed, and implemented by SPL. "The new system replaced our 30-year-old mainframe system, which was becoming costly to maintain," said Lynnda Tenpenny, KUB director of Customer Service. "It is helping us operate more efficiently, keep rates low, and give customers more information and better service."

KUB customers have already realized one benefit of the new system — more information on their bills:

- Charges are unbundled and itemized.
- New graphs show utility use for the past year to help customers better visualize and manage utility costs.

"KUB is a most valued customer," said Guerry Waters, SPL's CTO senior vice president, marketing and strategy. "We look forward to a long and mutually beneficial partnership that helps KUB maximize its

return on its IT investments."

###

About SPL WorldGroup
Established in 1994, SPL WorldGroup is a leading provider of best-of-breed customer management solutions to the energy and service-related industries in regulated and competitive markets worldwide. With a 100% record of successful implementations, SPL continues to demonstrate its place as the market leader in providing flexible and scalable customer management solutions that evolve with client requirements and enable unrivalled business responsiveness. SPL employs over 600 professionals in North America, Europe, and Asia Pacific and has delivered its customer management products to more than 50 energy, water and waste management customers worldwide.

About the Knoxville Utilities Board
Knoxville Utilities Board (KUB) was created by an amendment to the Knoxville City Charter in 1939. As an independent agency of the City of Knoxville, KUB provides electric, gas, water, and wastewater services to more than 370,000 customers in Knoxville and parts of seven surrounding counties. The KUB electric system is one of the nation's most dependable, providing uninterrupted service 99.98 percent of the time. KUB's financial stability is evidenced by its AA bond ratings. It is one of the Tennessee Valley Authority's (TVA's) largest distributors.

For More Information:

To learn more about SPL WorldGroup, or to request a full media kit, please contact Richard Virgilio at Stephenson Group for SPL WorldGroup at (973) 989-1177, or Tracey Mitchell at (973) 401-7525.

Except for the historical information contained herein, this press release contains forward-looking statements that involve risk or uncertainties. Future operating results of SPL WorldGroup may differ from the results discussed or forecasted in the forward-looking statements due to factors that include, but are not limited to, risks associated with customer relations, such as the availability of SPL products and services, customer implementation of products and services, third-party vendors and systems integrators, the pace of deregulation in the global utility industry, concentration of revenues in a relatively small number of customers, significant current and expected additional competition and the need to continue to expand product distribution and services offerings.

